Filed pursuant to Rule 433
Registration Statement No. 333-129243
January 18, 2006
Relating to Preliminary Pricing Supplement No. 38
dated January 12, 2006

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Notes

Pricing Sheet – January 18, 2006

Performance Enhanced Index-Linked Securities
due January 23, 2011
Based on the Value of a Basket of Five Asian Indices

Offering Price	:	$1,000 per Security (Par)
Aggregate Principal Amount	:	$10,000,000
Initial Basket Value	:	100
Basket Components	:	Percentage Weighting	Initial Value	Multiplier
Nikkei 225 Index MSCI China Index Kospi 200 Index MSCI Taiwan Index Hang Seng Index	: : : : :	30% 20% 20% 20% 10%	15341.18 31.93 173.81 274.32 15481.21	0.00195552 0.62637019 0.11506818 0.07290755 0.00064594
Determination Dates	:	August 20, 2010; September 20, 2010; October 20, 2010; November 20, 2010; December 20, 2010; January 18, 2011
Participation Rate	:	132%
Trigger Level	:	75 (75% of the Initial Basket Value)
Trade Date	:	January 18, 2006
Settlement Date	:	January 23, 2006
Listing	:	None
CUSIP	:	61747Y451
Agent	:	Morgan Stanley & Co. Incorporated
Agent’s Commissions	:	3.00% per Security

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.